

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 15, 2014

<u>Via E-mail</u>
Eric S. Rosenfeld
President
Quartet Merger Corp.
777 Third Avenue, 37th Floor
New York, NY 10017

      **Re: Quartet Merger Corp.
           Preliminary Proxy Statement on Schedule 14A
           Filed May 13, 2014
           File No. 001-36139**

Dear Mr. Rosenfeld:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                          Sincerely,

                          /s/ Susan Block

                          Susan Block
                          Attorney-Advisor

cc: <u>Via E-mail</u>
        Jeffrey M. Gallant, Esq.
        Graubard Miller